PRESS RELEASE	JULY 15, 2025

Largo Reports Improved Q2 2025 Vanadium Production; Storion Energy to Support 48 MWh Vanadium Flow Battery Deployment in Texas

Q2 2025 and Other Highlights

  V2O5 production of 2,256 tonnes (5.0 million lbs1) in Q2 2025 vs. 2,689 tonnes produced in Q2 2024 and 74% higher than 1,297 tonnes produced in Q1 2025

  Global recovery3 of 84.9% in Q2 2025, a 14% increase over the global recovery3 rate of 74.3% in Q2 2024 and 9% above the 77.8% averaged in Q1 2025

  Operational turnaround progressing as planned with improved mine access and mining rates, higher production and stronger recovery rates; The Company remains on track to achieve 2025 V₂O₅ production guidance

  V2O5 equivalent sales of 1,807 tonnes (inclusive of 123 tonnes of purchased material) in Q2 2025 vs. 1,841 equivalent tonnes sold (inclusive of 128 tonnes of purchased material) in Q2 2024

  Ilmenite concentrate production of 8,149 tonnes in Q2 2025 vs. 8,624 tonnes Q2 2024 and 32% higher than the 6,162 tonnes produced in Q1 2025; Ilmenite sales of 6,024 tonnes vs. 12,261 tonnes in Q2 2024

  Storion Energy signs strategic supply agreement with TerraFlow Energy to supply vanadium electrolyte and battery stacks; Secures electrolyte lease for 48 MWh flow battery project in Texas, supported by Largo Physical Vanadium's unique electrolyte leasing model

TORONTO - Largo Inc. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO) today announces quarterly production of 2,256 tonnes of vanadium pentoxide ("V₂O₅") equivalent and sales of 1,807 tonnes in Q2 2025, highlighting improved production and ongoing turnaround execution.

Daniel Tellechea, Interim CEO of Largo stated: "Our second quarter results reflect steady progress under the Company's operational turnaround plan, with improved production volumes, higher recoveries, and enhanced mine access to support future production. While we are encouraged by these developments, we know there is still more work ahead to further reduce costs, improve efficiencies and increase margins across our operations. We remain focused on safely executing our plan to meet our production and sales targets for the year, while also addressing liquidity constraints stemming from lower production in the first quarter by working closely with our suppliers and service providers."

He continued: "In parallel, Storion Energy's new supply agreement with TerraFlow Energy and electrolyte lease for a 48 MWh vanadium flow battery deployment in Texas represent an important step in advancing Largo's investment strategy in the U.S. energy storage sector. The recently announced supply agreement with TerraFlow is expected to create a meaningful growth opportunity by leveraging Storion's battery stack development and electrolyte production capabilities as well as access to Largo Physical Vanadium's unique electrolyte leasing model, providing an additional pathway for long-term value creation for Largo through its investment in this sector."

Maracás Menchen Mine Operational and Sales Results

	Q2 2025	Q1 2025	Q2 2024

Total Mined - Dry Basis (tonnes)	4,261,626	3,933,242	3,216,930
Total Waste Moved - Dry Basis (tonnes)	3,775,939	3,486,628	2,648,344
Total Ore Mined (tonnes)	485,687	446,614	568,588
Ore Grade Mined - Effective Grade (%)[2]	0.51	0.41	0.69

Concentrate Produced (tonnes)	89,792	53,245	115,075
Grade of Concentrate (%)	2.90	2.86	2.95
Global Recovery (%)[3]	84.9	77.8	74.3

V2O5 produced (Flake + Powder) (tonnes)	2,256	1,297	2,689
V2O5 produced (equivalent pounds) [1]	4,973,623	2,852,778	5,928,223
Total V2O5 equivalent sold (tonnes)	1,807	2,046	1,841
Produced V2O5 equivalent sold (tonnes)	1,684	1,892	1,713
Purchased V2O5 equivalent sold (tonnes)	123	154	128

Ilmenite concentrate produced (tonnes)	8,149	6,162	8,625
Ilmenite concentrate sold (tonnes)	6,024	8,647	12,261

Q2 2025 Production and Sales Overview

  V₂O₅ production was 2,256 tonnes in Q2 2025, with monthly output of 481 tonnes in April, 835 tonnes in May, and 940 tonnes in June. The global recovery3 rate averaged 84.9% for the quarter, increasing steadily from 79.3% in April to 88.0% in June.

  The Company continued to implement key operational measures under its turnaround plan during Q2 2025. Mine pushback activities and roadway improvements were prioritized to secure access to larger benches on the 190/180 levels, including the development of a new eastern access to the Campbell Pit. These actions are expected to reduce average haul distances and provide independent access to deeper portions of the mine.

  The Company's mining contractor delivered improved drilling, blasting, load/haul performance, and bench preparation during the quarter, supported by enhanced road and access maintenance. With the wider open bench area now accessible on the 180 level, larger mining fronts and production blasts are enabling increased production and improved grades. Completion of this development work is expected to support consistent access and achievement of future production targets.

  Total material mined (dry basis) increased by 32% in Q2 2025 to 4.3 million tonnes, compared to 3.2 million tonnes in Q2 2024, and rose 8% from Q1 2025 (3.9 million tonnes). Total ore mined in Q2 2025 was 485,687 dry tonnes, representing a 15% decrease from the 568,588 tonnes mined in Q2 2024 but a 9% increase from the 446,614 tonnes mined in Q1 2025. The effective grade of 0.51% was 26% lower year-over-year but 24% higher than Q1 2025 (0.41%). Total waste moved increased by 43% in Q2 2025 to 3.8 million tonnes, compared to 2.7 million tonnes in Q2 2024, and was 8% higher than the 3.5 million tonnes moved in Q1 2025.

  V2O5 equivalent sales were 1,807 tonnes in Q2 2025, including 123 tonnes of purchased material, representing a 2% decrease compared to 1,841 tonnes sold in Q2 2024. Ilmenite sales were 6,024 tonnes in Q2 2025 vs.12,261 tonnes in Q2 2024. The year-over-year decrease in sales primarily reflects lower production volumes in Q1 2025, as sales generally align with production from the preceding quarter.

Storion Signs Agreement to Supply Vanadium Electrolyte and Stacks for TerraFlow; Secures 48 MWh Flow Battery Electrolyte Lease

Storion Energy LLC ("Storion"), a 50:50 joint venture between the Company's subsidiary, Largo Clean Energy Corp., and affiliates of Stryten Energy LLC, has signed a strategic supply agreement with TerraFlow Energy Operating LLC ("TerraFlow") to advance the adoption of vanadium flow batteries in the United States. The collaboration will leverage Storion's ability to produce high-quality vanadium electrolyte and its expertise in stack design and manufacturing to help scale TerraFlow's skid-based architecture. Together, the companies aim to enhance performance, improve manufacturing efficiency, and deliver safe, scalable storage that meets the demands of modern power grids.

As part of this collaboration, Storion has also secured a vanadium electrolyte lease for TerraFlow's 48 MWh Bellville flow battery project in Texas, which, when completed, will be one of the largest flow battery installations in the state. The project will be supported by Largo Physical Vanadium Corp. ("LPV"), in which the Company holds a 65.7% interest and for which Storion acts as safekeeper of LPV's vanadium assets. LPV's unique leasing platform removes the need for customers to purchase vanadium outright, lowering upfront capital costs and making long-duration storage more cost-competitive. LPV expects to the lease to commence in early 2027, when the electrolyte is deployed.

The strategic supply agreement with TerraFlow is also expected to support additional flow battery deployments in the future, creating further demand for leased vanadium and strengthening Largo's participation in advancing U.S. energy resilience and the long-duration storage market.

About Largo

Largo is a globally recognized supplier of high-quality vanadium and ilmenite products, sourced from its world-class Maracás Menchen Mine in Brazil. As one of the world's largest primary vanadium producers, Largo produces critical materials that empower global industries, including steel, aerospace, defense, chemical, and energy storage sectors. The Company is committed to operational excellence and sustainability, leveraging its vertical integration to ensure reliable supply and quality for its customers.

Largo is also strategically invested in the long-duration energy storage sector through its 50% ownership of Storion Energy, a joint venture with Stryten Energy focused on scalable domestic electrolyte production for utility-scale vanadium flow battery long-duration energy storage solutions in the U.S.

Largo's common shares trade on the Nasdaq Stock Market and on the Toronto Stock Exchange under the symbol "LGO". For more information on the Company, please visit www.largoinc.com.

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For further information, please contact:

Investor Relations
Alex Guthrie
Director, Investor Relations
+1.416.861.9778
aguthrie@largoinc.com

Cautionary Statement Regarding Forward-looking Information:

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities legislation. Forward‐looking information in this press release includes, but is not limited to, statements with respect to the timing and amount of estimated future production and sales; the future price of commodities; the effect of tariffs on the Company's sales and other business; costs of future activities and operations, including, without limitation, the effect of inflation and exchange rates; the effect of unforeseen equipment maintenance or repairs on production; the ability to produce high purity V2O5 and V2O3 according to customer specifications; the extent of capital and operating expenditures; the ability of the Company to make improvements on its current short-term mine plan; and the impact of global delays and related price increases on the Company's global supply chain and future sales of vanadium products.

The following are some of the assumptions upon which forward-looking information is based: that general business and economic conditions will not change in a material adverse manner; demand for, and stable or improving price of V2O5 and other vanadium products, ilmenite and titanium dioxide pigment; receipt of regulatory and governmental approvals, permits and renewals in a timely manner; that the Company will not experience any material accident, labour dispute or failure of plant or equipment or other material disruption in the Company's operations at the Maracás Menchen Mine or relating to Largo Clean Energy, specially in respect of the installation and commissioning of the EGPE project; the availability of financing for operations and development; the availability of funding for future capital expenditures; the ability to replace current funding on terms satisfactory to the Company; the ability to mitigate the impact of heavy rainfall; the reliability of production, including, without limitation, access to massive ore, the Company's ability to procure equipment, services and operating supplies in sufficient quantities and on a timely basis; that the estimates of the resources and reserves at the Maracás Menchen Mine are within reasonable bounds of accuracy (including with respect to size, grade and recovery and the operational and price assumptions on which such estimates are based); the accuracy of the Company's mine plan at the Maracás Menchen Mine; that the Company's current plans for ilmenite can be achieved; the Company's ability to protect and develop its technology; the Company's ability to maintain its IP; the competitiveness of the Company's product in an evolving market; the Company's ability to attract and retain skilled personnel and directors; the ability of management to execute strategic goals; that the Company will enter into agreements for the sales of vanadium, ilmenite and TiO2 products on favourable terms and for the sale of substantially all of its annual production capacity; and receipt of regulatory and governmental approvals, permits and renewals in a timely manner.

Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved", although not all forward-looking statements include those words or phrases. In addition, any statements that refer to expectations, intentions, projections, guidance, potential or other characterizations of future events or circumstances contain forward-looking information. Forward-looking statements are not historical facts nor assurances of future performance but instead represent management's expectations, estimates and projections regarding future events or circumstances. Forward-looking statements are based on our opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such information is stated, subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Largo to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the annual information form of Largo and in its public documents filed on www.sedarplus.ca and available on www.sec.gov from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo's annual and interim MD&A which also apply.

Trademarks are owned by Largo Inc.

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1 Conversion of tonnes to pounds, 1 tonne = 2,204.62 pounds or lbs.

2 Effective grade represents the percentage of magnetic material mined multiplied by the percentage of V2O5 in the magnetic concentrate.

3 Global recovery is the product of crushing recovery, milling recovery, kiln recovery, leaching recovery and chemical plant recovery.